Exhibit 4.1

$	October , 2010

OXYGEN BIOTHERAPEUTICS, INC.

PROMISSORY NOTE

FOR VALUE RECEIVED, Oxygen Biotherapeutics, Inc., a Delaware corporation (the “Company”), promises to pay to the order of                  (the “Holder”), the principal amount of                  Dollars ($                ), together with interest, if applicable, and the Final Payment Premium, as set forth below. Terms not defined herein shall have the meaning given them in the Note Purchase Agreement among the Company, the Holder, and certain other purchaser(s) of the Company’s Promissory Notes dated as of October 31, 2010, as the same may be amended from time to time (the “Purchase Agreement”). Neither the foregoing reference to the Purchase Agreement nor any provisions thereof shall affect or impair the absolute and unconditional obligation of the Company to pay the principal, interest, if applicable, and the Final Payment Premium, on this Note as provided herein.

1. Purchase Agreement. This Note (the “Note”) is one of a series of substantially identical (except with respect to date and principal amount) notes (collectively the “Notes”) purchased under the Purchase Agreement. The Notes are pari passu. All payments on the Notes shall be made pro rata (based upon the amount advanced under each Note). The Holder is entitled to the benefits and subject to certain obligations under the Purchase Agreement and may enforce the agreements of the Company contained therein and exercise the remedies provided for thereby as provided therein. The benefits and rights of the Holder are subject to certain conditions and restrictions also set forth in the Purchase Agreement, which conditions and restrictions may be enforced against the Holder.

2. Interest. Prior to the Maturity Date (as defined below) or the earlier acceleration of this Note, interest shall not accrue on the outstanding principal balance of this Note. In the event that this Note is not repaid as of the Maturity Date or upon acceleration, interest shall thereafter accrue on the unpaid principal balance and the unpaid Final Payment Premium at a rate per annum equal to [•%]. Interest, if applicable, shall be computed on the basis of a 360-day year and actual days elapsed. All interest, if applicable, on this Note shall be due and payable as set forth herein.

3. Final Payment Premium. The Company shall pay the Holder, at such time as provided in Section 4 below, a premium equal to                  Dollars ($                ) [the Holder’s pro rata share of $3,000,000] (the “Final Payment Premium”).

4. Payment.

(a) Upon Maturity. Unless sooner repaid, all outstanding principal and the Final Payment Premium shall be due and payable on the latest to occur of (i) October 31, 2013 or (ii) such later date as the Holders holding at least a majority of the outstanding aggregate principal amount of the Notes shall have consented to in writing (such date, the “Maturity Date”).

(b) Prepayment. (i) Prior to the Maturity Date, the Company shall have the option, at its sole discretion, to prepay this Note plus the Final Payment Premium, in whole or in part, without penalty or other premium. (ii) Prior to the Maturity Date, in the event of a Subsequent Closing under that certain Securities Purchase Agreement dated June 8, 2009, by and among the Company and the Investors identified therein, and upon the request of Holders of the Notes representing at least a majority of the aggregate principal amount of all then-outstanding Notes sold under the Purchase Agreement, the Company shall prepay the Notes (on a pro rata basis based on the amount advanced under each Note) in an aggregate amount equal to the proceeds received by the Company at the Subsequent Closing.

(c) Upon Default. Upon an Event of Default (as defined below), all outstanding principal, accrued interest, if applicable, and the Final Payment Premium, shall be payable immediately.

(d) Manner of Payment. All payments shall be made in lawful money of the United States of America at the address for notice to the Holder provided in the Purchase Agreement. Payment shall be credited first to any accrued interest, second to the Final Payment Premium, third to principal, and fourth to any other amounts owing to the Holder hereunder or under the Note Purchase Agreement.

5. Events of Default. Each of the following events shall constitute an “Event of Default”: (a) the insolvency or bankruptcy of the Company, or any subsidiary of the Company; (b) the commission of any act of bankruptcy by the Company; (c) a general assignment for the benefit of the Company’s creditors; (d) the filing by or against the Company, or any subsidiary of the Company, of a petition in bankruptcy or any petition for relief under the federal or state bankruptcy laws or the continuation of such petition without dismissal for a period of ninety (90) days or more; (e) the appointment of, or the Company’s application for the appointment of, a receiver or trustee or similar person, to take possession of the property or assets of the Company; (f) the Company shall file a certificate of dissolution under applicable state law or shall be liquidated, dissolved or wound-up or shall commence or have commenced against it any action or proceeding for dissolution, winding-up or liquidation, or shall take any corporate action in furtherance thereof; (g) the Company shall cease or suspend all material conduct of its operations in the ordinary course of business; (h) the Company’s failure to timely make any payment (whether principal, interest, the Final Payment Premium or otherwise) under this Note within ten (10) days of when due, whether upon demand or otherwise; or (i) a material breach of any representations, warranties or covenants set forth in the Purchase Agreement, which has not been cured within ten (10) days after receipt of notice from Holder describing such material breach. The Company shall promptly notify the Holder in writing of any Event of Default.

6. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company, except for transfers to affiliates of the Holder (including but not limited to the Holders’ respective partners, members, stockholders, directors or executive officers) for which an opinion of counsel shall not be required; provided that such transfer does not violate applicable securities laws. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the same principal amount and interest (and reflecting any accrued interest) will be issued to, and registered in the name of, the transferee. Interest (if applicable), principal and the Final Payment Premium are payable only to the registered holder of this Note.

7. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of North Carolina, without giving effect to principles of conflicts of law thereof.

8. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile or electronic transmission if sent during normal business hours of the recipient on a business day, or if not, then on the next business day; or (c) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Company and the Holder at the respective address provided in the Purchase Agreement.

9. Lost Documents. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note or any note exchanged for it, and an indemnity agreement reasonably satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such note (in the case of mutilation), the Company, at its own expense, will make and deliver in lieu of such note a new note of like tenor.

10. Amendments and Waivers. Any term of this Note may be amended or waived only with the written consent of the Company and the holders of the Notes representing at least a majority of the aggregate principal amount of all then-outstanding Notes sold under the Purchase Agreement. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon the Company, all holders of Notes, and each transferee of the Notes. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. By acceptance hereof, the Holder acknowledges that, in the event the required consent is obtained, any term of this Note may be amended or waived with or without the consent of the Holder.

11. Waiver. The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest, notice of nonpayment and notice of acceleration of intent of acceleration of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the fullest extent permitted by law, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

12. Invalidity. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. In such an event, the parties will in good faith attempt to effect the business agreement represented by such invalidated term to the fullest extent permitted by law.

13. Attorneys’ Fees. In the event of default by the Company (or its assignee) in the payment of principal, interest or the Final Payment Premium due on this Note, the Holder shall be entitled to receive and the Company (or its assignee) agrees to pay all costs of collection incurred by the Holder, including, without limitation, reasonable attorney’s fees for consultation, suit and/or settlement.

OXYGEN BIOTHERAPEUTICS, INC.

By:
Name:	Chris J. Stern
Title:	Chief Executive Officer

By:
Name:	Michael B. Jebsen
Title:	Chief Financial Officer

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